Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

April 10, 2008

Catalyst completes acquisition of Snowflake newsprint mill and Subscription Receipts exchanged for Common Shares

Richmond (BC) – Catalyst Paper Corporation (TSX:CTL) has completed its US$161 million acquisition of the recycled newsprint mill in Snowflake, Arizona.  A definitive agreement to acquire this operation from an AbitibiBowater subsidiary was announced in February, and its finalization represents the first extension of Catalyst’s manufacturing base beyond Canada.

The Snowflake mill, located about 290 km (180 miles) from Phoenix, Arizona, is one of the lowest-cost newsprint mills in North America.  Its annual production capacity is 375,000 tonnes of 100 per cent recycled newsprint.  This brings Catalyst’s total newsprint production capacity to approximately 980,000 tonnes, complementing its mechanical specialty paper capacity of some 1.1 million tonnes.

“Increasing our recycled newsprint capacity strengthens our ability to meet demand for this grade in large urban regions,” said Richard Garneau, President and Chief Executive Officer.  “The Snowflake mill is well-located to serve growing population centres in western North American and is the freight-logical supplier to a number of key markets.”

The acquisition is expected to provide annual synergies of US$10 million through cost-savings in purchasing and related services, as well as optimization of product distribution networks.  It also provides Catalyst with fibre and currency diversification.

Snowflake has a record of performance and profitability, reflecting positive labour relations and modern equipment.  It is an energy self-sufficient mill with the potential to sell some excess electricity to the power grid.  Snowflake’s production will be marketed under Catalyst’s Marathon newsprint brand.

The acquisition was financed, in part, through a C$125 million rights offering resulting in the issue of approximately 167.1 million Subscription Receipts.  With the completion of the Snowflake Acquisition, each of the Subscription Receipts was deemed exercised for one fully paid common share of Catalyst.  Share certificates representing the common shares will be distributed to holders of the Subscription Receipts shortly.  The balance of the purchase price for the acquisition was funded by drawings under Catalyst’s secured revolving operating facility.

About Catalyst Paper

Catalyst is a leading producer of mechanical printing papers, headquartered in Richmond, British Columbia, Canada.  The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility.  With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of product.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain of the matters set forth in this news release including statements with respect to production capacity, the achievement of synergies, cost reductions and business efficiencies which may result from the acquisition of the Snowflake mill are forward-looking statements.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements including those risks and uncertainties identified under the heading “Risk Factors” in the management’s discussion and analysis contained in Catalyst’s most recent Annual Report available at www.sedar.com or at www.sec.gov.

For more information:

Investors David Smales, Vice President, Finance & Chief Financial Officer (604) 247-4011	Media Lyn Brown, Vice President Corporate Relations & Social Responsibility (604) 247-4713